

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 14, 2015

<u>Via E-Mail</u>
William C. Owens
Chief Executive Officer and President
Owens Realty Mortgage, Inc.
2221 Olympic Boulevard
Walnut Creek, CA 94595

> **Re: Owens Realty Mortgage, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 001-35989**

Dear Mr. Owens:

We have reviewed your November 19, 2015 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2015 letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37</u>

1. We note your response to comment 3 that what you have presented on page 53 is property level revenues less direct property expenses, including gains or losses on sales of properties and impairment losses. We note that your presentation excludes amounts that are included in net income which is calculated and presented in accordance with GAAP in the statement of income. We continue to believe that your presentation constitutes non-GAAP financial measures as defined in Item 10(e) of Regulation S-K. In future filings please revise your presentation to reconcile to net income as presented in the statement of income and provide all the other disclosures required by Item 10(e) of Regulation S-K.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities